Exhibit 12.1

SolarCity Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013
Ratio of Earnings to Fixed Charges:

Loss before income taxes	$(26,233)	$(22,698)	$(47,009)	$(73,622)	$(91,521)	$(28,260)

Add:
Fixed Charges	478	763	5,503	10,319	21,630	6,712

Less:
Net income (loss) attributable to noncontrolling interests	(12,272)	3,507	(8,457)	(117,230)	(27,384)	2,839

(Loss) earnings as adjusted	$(13,483)	$(25,442)	$(33,049)	$53,927	$(42,507)	$(24,387)

Fixed charges:
Interest expense	214	334	4,975	9,362	20,244	6,341
Interest included in rent (i)	264	429	528	957	1,386	371

Total Fixed charges	$478	$763	$5,503	$10,319	$21,630	$6,712

Ratio of earnings to fixed charges (ii)	N/A	N/A	N/A	5.23	N/A	N/A

Coverage deficiency	$(13,961)	$(26,205)	$(38,552)	$—	$(64,137)	$(31,099)

(i)	Interest included in rent has been calculated at one-third of all rental expense. We consider that to be a reasonable approximation of the interest factor included in rental expense.

(ii)	The ratio of earnings to fixed charges was computed by dividing earnings as adjusted by fixed charges for the periods indicated.